                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 1 of 6 Pages
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                           iPrint Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   462628108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Royal P. Farros
                             255 Constitution Drive
                              Menlo Park, CA 94025
                                 (650) 298-8500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [X].

                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON:
             Royal P. Farros

             S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             PF
--------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             Unites States of America

--------------------------------------------------------------------------------
  NUMBER OF SHARES              7  SOLE VOTING POWER
    BENEFICIALLY                   8,682,172
     OWNED BY
     BY EACH                    8  SHARED VOTING POWER
     REPORTING                     100,644
      PERSON
       WITH            ---------------------------------------------------------

                                9  SOLE DISPOSITIVE POWER
                                   8,682,172
                       ---------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   100,644
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,782,816

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)
                [_]

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             29.01%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 3 of 6 Pages
-------------------                                            -----------------

Item 1.  Security and Issuer.
-------  --------------------

     This Schedule relates to shares of Common Stock of iPrint Technologies, inc. ("iPrint"). iPrint's principal executive offices are located at 255 Constitution Drive, Menlo Park, CA 94025.


Item 2.  Identity and Background.
-------  ------------------------

     Royal P. Farros is the President and Chief Executive Officer of iPrint. Mr. Farros' business address is iPrint Technologies, inc., 255 Constitution Drive, Menlo Park, CA 94025. During the last five years, Mr. Farros has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Farros is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     The securities reported in this Schedule were acquired through purchases made prior to iPrint's initial public offering, pursuant to the exercise of options to purchase such shares, and through grants of such shares made by iPrint to Mr. Farros. The source of the funds used to make the purchases described in the preceding sentence was personal funds.


Item 4.  Purpose of Transaction.
-------  -----------------------

     On June 23, 2001, Mr. Farros entered into a Voting Agreement, attached hereto as Exhibit 1, the Third Amended and Restated Registration Rights Agreement ("Rights Agreement"), attached hereto as Exhibit 2, and a Lock-Up
            ----------------
Agreement, attached hereto as Exhibit 3.  The full text of each such exhibit is incorporated by reference herein. The purpose of the filer in entering into the Voting Agreement, the Rights Agreement and the Lock-Up Agreement was to enhance the likelihood of completion of the transactions provided for in the Agreement and Plan of Reorganization ("Reorganization
                                                           --------------
Agreement"), attached hereto as Exhibit 4 and incorporated by reference herein,
---------
entered into concurrently with the Voting Agreement, the Rights Agreement and the Lock-Up Agreement. The Reorganization Agreement provides for, among other things, the acquisition of Wood Alliance, Inc. ("Wood") by iPrint, the reconstitution of iPrint's board of directors as provided for in the Reorganization Agreement, and the issuance of .86 shares of iPrint Common Stock for each issued and outstanding share of Wood Common Stock (other than shares held in treasury by Wood, which shall cease to be outstanding and to exist and shall be canceled and retired).

     Except as set forth above, the filer does not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.


Item 5.    Interest in Securities of the Issuer.
------     ------------------------------------

     For purposes of Rule 13d-3, Mr. Farros is the beneficial owner of 8,782,816 shares of iPrint Common Stock. Such shares represent approximately 29.01% of iPrint's Common Stock. Of the shares he beneficially owns, Mr. Farros has sole voting and power of disposition over 8,682,172 shares, and shared voting and power of disposition over 100,644

                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 4 of 6 Pages
-------------------                                            -----------------

shares held by Ms. Laurie K. Farros. Except as described in Items 3 and 4 above, Mr. Farros has not engaged in any other transactions with respect to these shares in the past sixty days.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Reference is made to the Voting Agreement, the Rights Agreement and the Lock-Up Agreement referred to above in Item 4 and incorporated by reference herein.

                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 5 of 6 Pages
-------------------                                            -----------------

Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------
1.             Voting Agreement, dated as of June 23, 2001

2.             Third Amended and Restated Rights Agreement, dated as of June 23,
               2001

3.             Lock-Up Agreement, dated as of June 23, 2001

4. Agreement and Plan of Reorganization, dated as of June 23, 2001, by and among iPrint Technologies, inc., Wood Alliance, Inc. and Metal Combination Corp.

                                 SCHEDULE 13D

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CUSIP No. 462628108                                            Page 6 of 6 Pages
-------------------                                            -----------------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 3, 2001                 By:  /s/ Royal Farros
                                         -------------------
                                         Royal P. Farros.
                                         President and Chief Executive Officer
                                         of iPrint Technologies, inc.